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                           EXHIBIT (99)(b)
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                          On letterhead of:

                    First National Bank in Pampa



                                                       May 1, 1995

Dear Shareholder:

    We are pleased to invite you to attend the Special Meeting of Shareholders (the "Special Meeting") of First National Bank in Pampa ("First National") on May 30, 1995. The Special Meeting will be held at the offices of First National, 100 North Cuyler Street, Pampa, Texas 79066, commencing at 2:00 p.m. local time.

    At the Special Meeting, First National shareholders will be asked to approve the merger of First National with and into Boatmen's First National Bank of Amarillo, a second-tier subsidiary of Boatmen's Bancshares, Inc. ("Boatmen's"). The merger terms provide that upon consummation of the merger each outstanding share of common stock of First National will be converted into 3.3750 shares of common stock of Boatmen's (subject to possible upward adjustment as described in the accompanying Proxy Statement/Prospectus), and cash in lieu of fractional shares.

    Your Board of Directors submits this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders, enabling holders of First National common stock to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified super-regional financial organization makes possible and position First National and its shareholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has approved the merger as being in the best interests of First National and its shareholders and recommends that you vote in favor of the merger at the Special Meeting.

    Shareholders are urged to read carefully the accompanying
Proxy Statement/Prospectus, which contains detailed information concerning the matters to be acted upon at the Special Meeting.

    Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                            Sincerely,